Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 3 DATED MARCH 30, 2016

TO THE PROSPECTUS DATED DECEMBER 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated December 29, 2015, Supplement No. 1, dated January 27, 2016 and Supplement No. 2 dated February 18, 2016. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the offering of shares of common stock of the Company;

(2)	recent real property acquisitions;

(3)	updates regarding the Company’s credit facility;

(4)	Management’s Discussion and Analysis of Financial Condition and Results of Operations section, substantially the same as that which was filed in the Company’s Annual Report on Form 10-K on March 28, 2016; and

(5)	updated financial information regarding the Company.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of March 28, 2016, we had accepted investors’ subscriptions for and issued approximately 55,841,000 shares of Class A common stock and 2,177,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $554,355,000 and $20,839,000, respectively. As of March 28, 2016, we had approximately $1,774,806,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Recent Real Property Acquisitions

The following information replaces in its entirety the first sentence of the second full paragraph on page 16 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the second full paragraph on page 131 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of March 30, 2016 on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned 100% of the fee simple interest in 37 properties located in various states, consisting of approximately 1,771,000 gross rentable square feet of commercial space with a consolidated weighted average yield of 8.22% and average annual rent escalations of 1.95%.

The following information supplements, and should be read in conjunction with, the table on page 17 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 131 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Date Acquired	Year Built	Purchase Price	Property Taxes		Fees Paid to Sponsor(1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy	Location (5)
HPI Portfolio(6)	(6)	(6)	$75,918,005	$323,563	(4)	$1,518,360	6.41%	7.30%	100.00%	(6)

(1)	Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 99 of the prospectus.

(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	Represents the real estate taxes on the property for 2014.
(5)	The properties are located in the Oklahoma City, OK metropolitan statistical area, or MSA, and as such may compete with other facilities for tenants if the current leases are not renewed.
(6)	The HPI Portfolio consists of the following eight healthcare properties:

Property Description	Date Acquired	Year Built	Year Renovated	Location
HPI – Oklahoma City I	12/29/2015	1985	1998 & 2003	Oklahoma City, OK
HPI – Oklahoma City II	12/29/2015	1994	1999	Oklahoma City, OK
HPI – Edmond	01/20/2016	2002	N/A	Edmond, OK
HPI – Oklahoma City III	01/27/2016	2007	N/A	Oklahoma City, OK
HPI – Oklahoma City IV	01/27/2016	2006	N/A	Oklahoma City, OK
HPI – Newcastle	02/03/2016	1995	1999	Newcastle, OK
HPI – Oklahoma City V	02/11/2016	2008	N/A	Oklahoma City, OK
HPI – Oklahoma City VI	03/07/2016	2007	N/A	Oklahoma City, OK

*	We believe all of our properties are suitable for their present and intended purposes, and adequately covered by insurance.

Tenant Lease Terms

The following information supplements, and should be read in conjunction with, the table beginning on page 135 contained in the “Investment Objectives, Strategy and Policies–Tenant Lease Terms” section of the prospectus:

Portfolio Description	Property Description	Major Tenants(1)	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(3)	Annual Base Rent at Acquisition		Annual Base Rent Per Square Foot at Acquisition	Lease Expiration
HPI Portfolio	HPI – Oklahoma City VI(2)	Michael H. Wright, M.D., P.C.(4)(6)	14,676	100.00%	4/5 yr.	$322,872	(5)	$22.00	03/31/2026

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property. We believe this tenant is creditworthy.
(2)	All of the operations and principal nature of business of the tenant are healthcare related.
(3)	Represents option renewal period/term of each option.
(4)	The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses and capital expenditures of the building and we are responsible for the roof, foundation and structural components of the building.
(5)	The annual base rent under the lease increases each year by 2.0% of then-current annual base rent.
(6)	The tenant is not a rated entity.

The following information supplements, and should be read in conjunction with, the table on page 136 contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis” section of the prospectus:

Property Description	Depreciable Tax Basis
HPI Portfolio	$69,428,005

Other Real Property Acquisitions

The following information replaces in its entirety the first sentence of the first full paragraph on page 18 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the first full paragraph on page 133 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of March 30, 2016, we purchased, since inception, 20 other properties for an aggregate purchase price of approximately $227,023,000, plus closing costs, and aggregate annual base rent at acquisition of approximately $16,103,000.

The following information supplements, and should be read in conjunction with, the second table beginning on page 18 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 133 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Major Tenant(2)	Location(3)	Date Acquired	Purchase Price		Property Taxes		Fees Paid to Sponsor(1)		Total Rentable Square Feet		% of Total Rentable Square Feet Leased	Lease Expiration
Vibra Rehabilitation Hospital	Vibra Rehabilitation Hospital of Rancho, LLC (5)	Rancho Mirage, CA	03/01/2016	$9,466,287	(6)	$69,119	(4)	$741,876	(7)	40,688	(8)	100.00%	(9)

(1)	Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 99 of the prospectus.
(2)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe this tenant is creditworthy.
(3)	The Vibra Rehabilitation Hospital is located in the Riverside-San Bernardino-Ontario, CA MSA and, as such, may compete with other facilities for tenants if the current lease is not renewed.
(4)	Represents real estate taxes for 2014.
(5)	This tenant is not a rated entity.
(6)	Future construction costs are budgeted at $27.6 million.
(7)	Fees paid to sponsor were based on the total estimated cost of the property, including budgeted future construction costs.
(8)	Represents the total estimated square feet after construction is completed.
(9)	The lease expiration date is 16 years from the lease commencement date, which is the earlier of the date of issuance of the certificate of occupancy or September 15, 2017.
*	We believe all of our properties are suitable for their present and intended purposes, and adequately covered by insurance.

Credit Facility

The following information supplements, and should be read in conjunction with, the table on page 137 contained in the “Investment Objectives, Strategy and Policies—Entry into a Credit Facility” section of the prospectus:

Property(1)	Date Added	Pool Availability(2)
HPI – Edmond	03/17/2016	$2,640,000
HPI – Newcastle	03/17/2016	$1,050,000
HPI – Oklahoma City III	03/17/2016	$1,800,000
HPI – Oklahoma City IV	03/17/2016	$1,020,000
HPI – Oklahoma City V	03/17/2016	$9,000,000

(1)	CVOP II has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Credit Facility Amendment.
(2)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the KeyBank Credit Facility Amendment.

As of March 30, 2016, CVOP II had a total pool availability under the KeyBank Credit Facility of $248,161,927 and an aggregate outstanding balance of $110,000,000. As of March 30, 2016, $138,161,927 remained available to be drawn.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus supplement.

The terms “we,” “our,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, or our Operating Partnership, and all wholly-owned subsidiaries.

Overview

We were formed on January 11, 2013 under the laws of Maryland to acquire and operate a diversified portfolio of income-producing commercial real estate with a focus on data centers and healthcare properties, preferably with long-term net leases to investment grade and other creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. We commenced principal operations on July 3, 2014 when we satisfied our minimum offering requirement and issued approximately 213,333 shares of our Class A common stock for gross proceeds of $2,000,000. We elected to be taxed as REIT for federal income tax purposes beginning with the taxable year ended December 31, 2014. We are offering for sale to the public on a “best efforts” basis a maximum of $2,350,000,000 in shares of common stock, which we refer to as our Offering, which consists of up to $2,250,000,000 in shares in our primary offering and up to $100,000,000 in shares of common stock to be made available pursuant to the DRIP pursuant to our registration statement on Form S-11, or our Registration Statement, filed with the SEC under the Securities Act, which was declared effective by the SEC on May 29, 2014. We are offering two classes of shares of common stock, Class A shares and Class T shares, in any combination, with a dollar value up to the maximum offering amount. The initial offering price for the shares in our primary offering is $10.00 per Class A share and $9.574 per Class T share.

As of December 31, 2015, we had accepted investors’ subscriptions for and issued approximately 48,486,000 shares of Class A common stock (including shares of common stock issued pursuant to the DRIP) in our Offering, resulting in receipt of gross proceeds of approximately $481,558,000, before selling commissions and dealer manager fees of approximately $44,639,000 and other offering costs of approximately $10,258,000. As of December 31, 2015, no shares of our Class T common stock had been issued. As of December 31, 2015, we had approximately $1,868,442,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Substantially all of our operations are conducted through our Operating Partnership. We are externally advised by our Advisor, pursuant to an advisory agreement between us and our Advisor, which is our affiliate. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by and is a subsidiary of our sponsor, Carter Validus REIT Management Company II, LLC. We have no paid employees.

We currently operate through two reportable segments – commercial real estate investments in data centers and healthcare. As of December 31, 2015, we had purchased 22 real estate investments, consisting of 28 properties, comprising approximately 1,523,000 of gross rental square feet for an aggregate purchase price of approximately $463,405,000.

Critical Accounting Policies

Our critical accounting policies are more fully described in Note 2—“Summary of Significant Accounting Policies,” or Note 2, of the consolidated financial statements that are part of this prospectus supplement. As disclosed in Note 2, the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Investment in Real Estate

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset in determining the appropriate useful life. We anticipate the estimated useful lives of our assets by class as follows:

Buildings and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Furniture, fixtures, and equipment	3 – 10 years

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of such assets through their undiscounted future cash flows and eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the asset, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment indicators have been identified and no impairment losses were recorded during the year ended December 31, 2015.

When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Purchase Price Allocation

Upon the acquisition of real properties, we evaluate whether the acquisition is a business combination or an asset acquisition. Management determined that properties acquired with an existing lease in place and a continuous revenue stream are accounted for as a business combination and properties acquired without an existing lease in place and without a continuous revenue stream are accounted for as an asset acquisition.

Business Combinations

Upon the acquisition of real properties determined to be business combinations, we allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on our determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. The in-place lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Asset Acquisitions

Upon the acquisition of real estate properties determined to be asset acquisitions, we allocate the purchase price of such properties to acquired tangible assets, consisting of land and buildings and improvements, based in each case on initial cost of the asset acquired.

Acquisition Fees and Expenses

Acquisition fees and expenses associated with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations. Acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized. We expensed acquisition fees and expenses for the years ended December 31, 2015 and 2014 of approximately $10,250,000 and $1,820,000. We capitalized acquisition fees and expenses for the years ended December 31, 2015 and 2014 of approximately $234,000 and $643,000.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

We recognize revenue in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, or ASC 605. ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration, or ASC 605-45. ASC 605-45 requires that these reimbursements be recorded on a gross basis when we are the primary obligor with respect to purchasing goods and services from third-party suppliers, and thus, we have discretion in selecting the supplier and have credit risk.

Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. We also maintain an allowance for deferred rent receivables arising from the straight-lining of rents. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. No allowances for uncollectible tenant receivables were recorded as of December 31, 2015 and December 31, 2014.

Capitalization of Expenditures

The cost of operating properties includes the cost of land and completed buildings and related improvements. Expenditures that increase the service lives of properties are capitalized; the cost of maintenance and repairs are expensed as incurred. When depreciable property is retired or disposed of, the related costs and accumulated depreciation will be removed from the accounts and any gain or loss will be reflected in operations.

As part of the leasing process, we may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements, the allowance is considered to be a lease inducement and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, which entity holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. Recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when we are the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.

Income Taxes

We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code, commencing with the taxable year ended December 31, 2014. As a REIT, we are required, among other things, to distribute at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding capital gains) to our stockholders. In addition, we generally will not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders. REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualification for taxation as a REIT, we, or our subsidiaries, may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Real Estate Investments in 2015 and Subsequent

•	During the year ended December 31, 2015, we, through our wholly-owned subsidiaries, acquired 16 real estate investments, consisting of 22 properties, for an aggregate purchase price of $374,164,000 and comprising of approximately 1,200,000 gross rental square feet of commercial space.

•	Subsequent to December 31, 2015 and through March 24, 2016, we, through our wholly-owned subsidiaries, acquired 25 real estate investments, consisting of 37 properties, for an aggregate purchase price of $528,022,000 and comprising of approximately 1,771,000 gross rental square feet of commercial space.

For a further discussion of our 2015 acquisitions, see Note 3—“Real Estate Investments” and for a further discussion on acquisitions in 2016, see Note 18—“Subsequent Events” to the consolidated financial statements that are a part of this prospectus supplement.

Factors that May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I. Item 1A. “Risk Factors,” of our Annual Report on Form 10-K, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.

Rental Income

The amount of rental income generated by our properties depends principally on our ability to maintain the occupancy rates of leased space and to lease available space at the then-existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods. As of December 31, 2015, our properties were 99.7% leased.

Results of Operations

For the period from January 11, 2013 to December 31, 2013, we had not begun principal operations and, therefore, our results of operations for the year ended December 31, 2014 and for the period from January 11, 2013 (Date of Inception) to December 31, 2013 are not comparable, and, as a result, no period-to-period comparisons for these periods have been included.

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate investments as of December 31, 2015 and 2014:

	December 31,
	2015	2014
Number of commercial operating real estate investments	22	6
Leased rentable square feet	1,519,000	322,000
Weighted average percentage of rentable square feet leased	99.7%	99.7%

The following table summarizes our real estate investment activity for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Commercial operating real estate investments acquired	16	6
Approximate aggregate purchase price of acquired real estate investments	$374,164,000	$89,241,000
Leased rentable square feet	1,197,000	322,000

As of December 31, 2015, the Company did not operate any same store properties, which are defined as properties the Company has owned for the entirety of both balance sheet periods presented. Therefore, the Company has not provided a period-to-period comparison of same store properties.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenue

Revenue increased $20,949,000 to $21,286,000 for the year ended December 31, 2015, as compared to approximately $337,000 for the year ended December 31, 2014. For the year ended December 31, 2015, revenue was comprised of rental revenue of $19,000,000 and tenant reimbursement revenue of $2,286,000. For the year ended December 31, 2014, revenue was comprised of rental revenue of $296,000 and tenant reimbursement revenue of $41,000. The increase in rental revenue and tenant reimbursement revenue was primarily due to owning 22 operating real estate investments with leases in-place as of December 31, 2015, as compared to owning six operating real estate investment with leases in-place as of December 31, 2014.

Rental Expenses

Rental expenses increased $2,785,000 to $2,836,000 for the year ended December 31, 2015, as compared to $51,000 for the year ended December 31, 2014. The increase was primarily due to owning 22 operating real estate investments with leases in-place as of December 31, 2015, as compared to owning six operating real estate investments with a lease in-place as of December 31, 2014, which resulted in increased real estate taxes of $897,000, increased property management fees of $529,000, increased repair and maintenance costs of $485,000, increased utility costs of $455,000, increased insurance costs of $157,000, increased franchise and margin taxes of $70,000 and increased other rental expenses of $192,000.

General and Administrative Expenses

General and administrative expenses increased $1,782,000 to $2,133,000 for the year ended December 31, 2015 as compared to $351,000 for the year ended December 31, 2014. The increase was primarily due to increased allocated personnel costs from our Advisor and allocated overhead costs associated with our growth, which resulted in increased personnel costs and professional fees of $1,443,000 and increased other administrative expenses of $339,000.

Acquisition Related Expenses

Acquisition fees and expenses associated with transactions determined to be business combinations are expensed as incurred. Acquisition related expenses increased $8,430,000 to $10,250,000 for the year ended December 31, 2015 as compared to $1,820,000 for the year ended December 31, 2014. The increase was primarily related to acquisition fees and expenses associated with the purchase of 15 real estate investments for an aggregate purchase price of $366,430,000 acquired during the year ended December 31, 2015, which were determined to be business combinations. For the year ended December 31, 2014, acquisition fees and expenses related to the acquisition of five real estate investments for an aggregate purchase price of $65,201,000, which were determined to be business combinations.

Asset Management Fees

Asset management fees increased $1,823,000 to $1,895,000 for the year ended December 31, 2015 as compared to $72,000 for the year ended December 31, 2014. The increase in asset management fees was attributable to an increase in the weighted average real estate-related investments of $230,834,000 as of December 31, 2015, as compared to $3,345,000 as of December 31, 2014.

Depreciation and Amortization

Depreciation and amortization increased $6,868,000 to $7,053,000 for the year ended December 31, 2015, as compared to $185,000 for the year ended December 31, 2014. The increase was primarily due to an increase in the weighted average depreciable basis of real estate properties to $203,531,000 as of December 31, 2015, as compared to $2,830,000 as of December 31, 2014.

Interest Expense

Interest expense increased $1,734,000 to $1,886,000 for the year ended December 31, 2015, as compared to $152,000 for the year ended December 31, 2014. The increase was due to increased interest on our secured credit facility of $1,161,000 and increased amortization of debt issue costs of $638,000, offset by interest income earned on the money market bank accounts of $65,000. The increase in interest expense on our secured credit facility of $1,161,000 was due to an outstanding balance of $90,000,000 as of December 31, 2015, as compared to an outstanding balance of $37,500,000 as of December 31, 2014.

Organization and Offering Costs

We reimburse our Advisor or its affiliates for organization and offering costs it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering costs incurred by us to exceed 15% of gross offering proceeds as of the date of the reimbursement. We expect that other organization and offering costs (other than selling commissions, dealer manager fees and distribution and servicing fees) will be approximately 1.25% of the gross offering proceeds. Our Advisor and its affiliates incurred other organization and offering costs on our behalf of approximately $8,537,000 as of December 31, 2015. As of December 31, 2015, we reimbursed our Advisor or its affiliates approximately $8,351,000 in offering expenses and accrued approximately $250,000 of other organization and offering expenses, the total of which represents our maximum liability for other organization and offering costs as of December 31, 2015. As of December 31, 2015, we paid approximately $44,639,000 in selling commissions and dealer manager fees to our Dealer Manager. For the year ended December 31, 2015, no Class T shares were sold and no distribution and servicing fees were paid. Other offering costs (other than selling commissions and dealer manager fees) were approximately $10,258,000 as of December 31, 2015.

When incurred, organization costs are expensed and offering costs, including selling commissions, dealer manager fees, distribution and servicing fees and other offering costs are charged to stockholders’ equity. For a further discussion of other organization and offering costs, see Note 11—“Related-Party Transactions and Arrangements” to the consolidated financial statements that are a part of this prospectus supplement.

Distributions to Stockholders

We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. For the year ended December 31, 2015, our cash flows provided by operations of approximately $3,290,000 was a shortfall of approximately $12,732,000, or 79.5%, of our distributions (total distributions were approximately $16,022,000, of which $6,379,000 was cash and $9,643,000 was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our Offering. For the year ended December 31, 2014, our cash flows used in operations of approximately $1,705,000 was a shortfall of approximately $2,135,000, or 497%, of our distributions (total distributions were approximately $430,000, of which $160,000 was cash and $270,000 was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our Offering. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flows from operations to pay distributions. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on your investment than you expect.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our advisor, our advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds and have no limits on the amounts we may pay from such sources. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock to third party investors. Funding distributions from the proceeds of our Offering will result in us having less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return investors may realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable upon a Liquidity Event, any or all of which may have an adverse effect on an investment in us.

For federal income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a nontaxable return of capital, reducing the tax basis in each U.S. stockholder’s shares. Further, the amount of distributions in excess of a U.S. stockholder’s tax basis in such shares will be taxable as a gain realized from the sale of those shares.

The following table shows the character of distributions we paid on a percentage basis during the years ended December 31, 2015 and 2014:

	Year Ended December 31,
Character of Distributions:	2015	2014
Ordinary dividends	33.81%	—%
Nontaxable distributions	66.19%	100.00%

Total	100.00%	100.00%

Share Repurchase Program

We have approved a share repurchase program that allows for repurchases of shares of our common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to those that can be funded with reinvestments pursuant to our DRIP Offering during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

Repurchases of shares of the Company’s common stock are at the sole discretion of our board of directors. In addition, our board of directors, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. During the year ended December 31, 2015, we received valid repurchase requests related to approximately 31,543 Class A shares of common stock, all of which were redeemed in full for an aggregate purchase price of approximately $311,000 (an average of $9.86 per share).

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not reset frequently enough to adequately offset the effects of inflation.

Liquidity and Capital Resources

Our principal demand for funds are for acquisitions of real estate and real estate-related investments, to pay operating expenses and interest on our current and future indebtedness and to pay distributions to our stockholders. Our sources of funds are primarily the net proceeds of our Offering, funds equal to amounts reinvested in the DRIP, operating cash flows, our secured credit facility and other borrowings. In addition, we require resources to make certain payments to our Advisor and our Dealer Manager, which, during our Offering, include payments to our Advisor and its affiliates for reimbursement of other organization and offering expenses and other costs incurred on our behalf, and payments to our Dealer Manager and its affiliates for selling commissions, dealer manager fees, distribution and servicing fees, and offering expenses.

Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds of our Offering. However, there may be a delay between the sale of shares of our common stock and our investments in real estate and real estate-related investments, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds of our Offering in properties and real estate-related investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in properties and real estate-related investments. The number of properties we acquire and other investments we make will depend upon the number of shares sold in our Offering and the resulting amount of net proceeds available for investment.

When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserves would be established from the net proceeds of our Offering, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions, and interest and principal payments on current and future debt financings. We expect to meet our short-term liquidity requirements through net cash flows provided by operations, net proceeds from our Offering, borrowings on our secured credit facility, as well as secured and unsecured borrowings from banks and other lenders to finance our expected future acquisitions.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions and repurchases to stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from cash flow from operations, borrowings on our secured credit facility, proceeds from secured or unsecured borrowings from banks or other lenders, proceeds from our Offering and funds equal to amounts reinvested in the DRIP.

We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures; however, we have used, and may continue to use other sources to fund distributions, as necessary, such as, proceeds from our Offering, borrowing on our secured credit facility and/or future borrowings on unencumbered assets. To the extent cash flows from operations are lower due to fewer properties being acquired or lower-than-expected returns on the properties held, distributions paid to stockholders may be lower. We expect that substantially all net cash flows from our Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.

Capital Expenditures

We estimate that we will require approximately $2.2 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of December 31, 2015, we had $1.9 million of restricted cash in escrow reserve accounts for such capital expenditures.

Credit Facility

On December 22, 2015, we amended certain agreements related our secured credit facility to add certain lenders and to increase the maximum commitments available under the secured credit facility from $180,000,000 to an aggregate of up to $265,000,000, consisting of a $240,000,000 revolving line of credit, with a maturity date of December 22, 2018, subject to our Operating Partnership’s right to one, 12-month extension period, and a $25,000,000 term loan, with a maturity date of December 22, 2019, subject to our Operating Partnership’s right to one, 12-month extension, or the Amendment. The proceeds of loans made under the secured credit facility may be used to finance the acquisition of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate and for general corporate and working capital purposes. The secured credit facility can be increased to $550,000,000, subject to certain conditions. See Note 7—“Credit Facility” to the consolidated financial statements that are part of this prospectus supplement.

In connection with the amendment, the annual interest rate payable under the secured credit facility was decreased to, at our Operating Partnership’s option, either: (a) the London Interbank Offered Rate, or the LIBOR, plus an applicable margin ranging from 1.75% to 2.65% (the margin rate was previously set at a range from 1.75% to 2.75%), which is determined based on the overall leverage of our Operating Partnership or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 0.75% to 1.65% (the margin rate was previously set at a range from 0.75% to 1.75%), which is determined based on the overall leverage of our Operating Partnership. In addition to interest, our Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the secured credit facility at a per annum rate equal to 0.30% if the average daily amount outstanding under the secured credit facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the secured credit facility is greater than 50% of the lenders’ commitments, and the unused fee is payable quarterly in arrears. As of December 31, 2015, the weighted average interest rate was 2.63%.

The actual amount of credit available under the secured credit facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the secured credit facility agreement. The amount of credit available under the secured credit facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of our Operating Partnership with respect to the secured credit facility agreement are guaranteed by us, including but not limited to, the payment of any outstanding indebtedness under the secured credit facility agreement, and all terms, conditions and covenants of the secured credit facility agreement, as further discussed below.

The secured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by our Operating Partnership and its subsidiaries that own properties that serve as collateral for our secured credit facility, limitations on the nature of our Operating Partnership’s business, and limitations on distributions by us, our Operating Partnership and its subsidiaries. The secured credit facility agreement imposes the following financial covenants, which are specifically defined in the secured credit facility agreement, on our Operating Partnership: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum quarterly equity raise; (f) minimum weighted average remaining lease term of properties in the collateral pool; and (g) minimum number of properties in the collateral pool. In addition, the secured credit facility agreement includes events of default that are customary for credit facilities and transactions of this type. We were in compliance with all financial covenant requirements at December 31, 2015.

As of December 31, 2015, we had a total pool availability under the secured credit facility of $205,372,000 and an aggregate outstanding balance of $90,000,000. As of December 31, 2015, $115,372,000 remained to be drawn on the secured credit facility.

Financing

We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed 50.0% of the combined cost or market value of our real estate and real estate-related investments following completion of our Offering. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the fair market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2015, our borrowings were 19.42% of the fair market value of our real estate investments.

Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300.0% of our net assets, without the approval of a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles) valued at cost prior to deducting depreciation, amortization, bad debt and other non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. In addition, we may incur mortgage debt and pledge some or all of our properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of each of March 24, 2016 and December 31, 2015, our leverage did not exceed 300.0% of the value of our net assets.

Cash Flows

	For the Year Ended December 31,
(in thousands)	2015	2014	2013
Net cash provided by (used in) operating activities	$3,290	$(1,705)	$—
Net cash used in investing activities	$(374,533)	$(92,513)	$—
Net cash provided by financing activities	$398,811	$97,712	$200

Operating Activities. During the year ended December 31, 2015, net cash provided by operating activities increased $4,995,000 to $3,290,000, as compared to net cash used in operating activities of $1,705,000 for the year ended December 31, 2014. The change was primarily related to the operations of our property acquisitions, partially offset by operating expenses.

Investing Activities. During the year ended December 31, 2015, net cash used in investing activities increased $282,020,000 to $374,533,000, as compared to $92,513,000 for the year ended December 31, 2014. The increase in net cash used in investing activities primarily related to an increase in investments in real estate of $284,923,000 and an increase in capital expenditures of $1,289,000, offset by a decrease in escrow funds of $3,917,000 and a decrease in real estate deposits of $275,000.

Financing Activities. During the year ended December 31, 2015, net cash provided by financing activities was approximately $398,811,000. During the year ended December 31, 2015, net cash provided by financing activities primarily related to proceeds from the issuance of common stock of approximately $401,411,000 and proceeds from our secured credit facility of approximately $92,000,000; offset by $46,611,000 in offering costs related to the issuance of common stock, $39,500,000 in payments on our secured credit facility, $6,379,000 in cash distributions to stockholders, $1,799,000 in payments of deferred financing costs and $311,000 in repurchases of our common stock. During the year ended December 31, 2014, net cash provided by financing activities was approximately $97,712,000.

Distributions

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including our funds available for distribution, financial condition, capital expenditure requirements and the annual distribution requirements needed to maintain our status as a REIT under the Code. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and, therefore, distribution payments are not guaranteed. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from our Offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments.

We have funded distributions with operating cash flows from our properties and proceeds raised in our Offering and reinvestments pursuant to the DRIP. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid during the years ended December 31, 2015 and 2014 (amounts in thousands):

	Year Ended December 31,
	2015		2014
Distributions paid in cash - common stockholders	$6,379		$160
Distributions reinvested (shares issued)	9,643		270

Total distributions	$16,022		$430

Source of distributions:
Cash flows provided by operations (1)	$3,290	21%	$—	—%
Offering proceeds from issuance of common stock (1)	3,089	19%	160	37%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	9,643	60%	270	63%

Total sources	$16,022	100%	$430	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Total distributions declared but not paid on Class A shares as of December 31, 2015 were approximately $2,548,000 for common stockholders. These distributions were paid on January 4, 2016.

For the year ended December 31, 2015, we paid and declared distributions of approximately $16,022,000 to Class A stockholders, including shares issued pursuant to the DRIP, as compared to FFO (as defined below) for the year ended December 31, 2015 of approximately $2,286,000. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

For a discussion of distributions paid subsequent to December 31, 2015, see Note 18—“Subsequent Events” to the consolidated financial statements included in this prospectus supplement.

Commitments and Contingencies

For a discussion of our commitments and contingencies, see Note 10—“Commitments and Contingencies” to the consolidated financial statements that are a part of this prospectus supplement.

Debt Service Requirements

As of December 31, 2015, we had $90,000,000 outstanding under the secured credit facility. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios. As of December 31, 2015, we believe we were in compliance with all such covenants on the secured credit facility.

Contractual Obligations

Our contractual obligations as of December 31, 2015 were as follows (amounts in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—variable rate debt	$—	$65,000	$25,000	$—	$90,000
Interest payments—variable rate debt	1,788	4,064	541	—	6,393
Capital expenditures	2,184	319	—	—	2,503

Total	$3,972	$69,383	$25,541	$—	$98,896

Off-Balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements.

Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, asset and property management fees and reimbursement of operating costs. Refer to Note 11—“Related-Party Transactions and Arrangements” to our consolidated financial statements that are a part of this prospectus supplement for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income (loss) analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report its investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of its investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as it is a non-cash adjustment to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.

In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as ours, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the proceeds raised in our offering to acquire real estate assets and real estate-related investments, and we intend to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within five to seven years after the completion of our offering stage, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITS, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income (loss) as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition: FFO further adjusted for the following items included in the determination of GAAP net income (loss); acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude paid and accrued acquisition fees and expenses that are reported in our consolidated statement of operations, amortization of above and below-market leases, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments); and the adjustments of such items related to noncontrolling interests in our Operating Partnership. The other adjustments included in the IPA’s guidelines are not applicable to us.

Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our Advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statement of operations and acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income (loss) in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is stated value and there is no asset value determination during the offering stage for a period thereafter. MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operation performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

The following is a reconciliation of net loss attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the years ended December 31, 2015 and 2014 (amounts in thousands, except share data and per share amounts):

	Year Ended December 31,
	2015	2014
Net loss attributable to common stockholders	$(4,767)	$(2,294)
Adjustments:
Depreciation and amortization - real estate	7,053	185

FFO attributable to common stockholders	$2,286	$(2,109)

Adjustments:
Acquisition related expenses (1)	$10,250	$1,820
Amortization of above- and below-market leases (2)	(72)	6
Straight-line rents (3)	(2,449)	(13)

MFFO attributable to common stockholders	$10,015	$(296)

Weighted average Class A common shares outstanding - basic and diluted	28,658,495	1,233,715

Net loss per Class A common share - basic and diluted	$(0.17)	$(1.86)

FFO per Class A common share - basic and diluted	$0.08	$(1.71)

(1)	In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income (loss), which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)

Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)	Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

The following is a reconciliation of net loss attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the following quarterly periods (amounts in thousands, except share data and per share amounts):

	Quarter Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Net loss attributable to common stockholders	$(842)	$(1,761)	$(1,885)	$(279)
Adjustments:
Depreciation and amortization - real estate	3,005	2,438	926	684

FFO attributable to common stockholders	$2,163	$677	$(959)	$405

Adjustments:
Acquisition related expenses (1)	$2,963	$3,760	$2,811	$716
Amortization of above- and below-market leases (2)	(48)	(30)	—	6
Straight-line rents (3)	(900)	(802)	(432)	(315)

MFFO attributable to common stockholders	$4,178	$3,605	$1,420	$812

Weighted average Class A common shares outstanding - basic and diluted	43,735,330	34,794,832	24,058,949	11,612,028

Net loss per Class A common share - basic and diluted	$(0.02)	$(0.05)	$(0.08)	$(0.02)

FFO per Class A common share - basic and diluted	$0.05	$0.02	$(0.04)	$0.03

(1)	In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income (loss), which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)	Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Subsequent Events

For a discussion of subsequent events, see Note 18—“Subsequent Events” to the consolidated financial statements that are a part of this prospectus supplement.

Impact of Recent Accounting Pronouncements

Refer to Note 2—“Summary of Significant Accounting Policies” to the consolidated financial statements that are a part of this prospectus supplement for further explanation.

Company’s Updated Financial Information

The following financial pages should be read in conjunction with the financial pages beginning on page F-1 of the prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF CARTER VALIDUS MISSION CRITICAL REIT II, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Carter Validus Mission Critical REIT II, Inc.

We have audited the accompanying consolidated balance sheets of Carter Validus Mission Critical REIT II, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and for the period from January 11, 2013 (inception) to December 31, 2013. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter Validus Mission Critical REIT II, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, and for the period from January 11, 2013 (inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Tampa, Florida

March 28, 2016

Certified Public Accountants

PART 1. FINANCIAL STATEMENTS

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2015	December 31, 2014
ASSETS
Real estate:
Land	$48,882	$14,515
Buildings and improvements, less accumulated depreciation of $5,262 and $133, respectively	361,632	68,100

Total real estate, net	410,514	82,615
Cash and cash equivalents	31,262	3,694
Acquired intangible assets, less accumulated amortization of $2,007 and $58, respectively	54,633	6,442
Other assets	10,321	5,115

Total assets	$506,730	$97,866

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Credit facility	$90,000	$37,500
Accounts payable due to affiliates	741	2,626
Accounts payable and other liabilities	8,244	628
Intangible lease liabilities, less accumulated amortization of $98 and $0, respectively	7,409	7

Total liabilities	106,394	40,761
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.01 par value per share, 250,000,000 shares authorized; 48,488,734 and 7,110,501 shares issued, respectively; 48,457,191 and 7,110,501 shares outstanding, respectively	485	71
Class T common stock, $0.01 par value per share, 250,000,000 shares authorized; none issued and outstanding	—	—
Additional paid-in capital	425,910	60,081
Accumulated deficit	(26,061)	(3,049)

Total stockholders’ equity	400,334	57,103
Noncontrolling interests	2	2

Total equity	400,336	57,105

Total liabilities and stockholders’ equity	$506,730	$97,866

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data and per share amounts)

	Year Ended December 31,		For the Period January 11, 2013 (Date of Inception) to December 31,
	2015	2014	2013
Revenue:
Rental revenue	$19,000	$296	$—
Tenant reimbursement revenue	2,286	41	—

Total revenue	21,286	337	—

Expenses:
Rental expenses	2,836	51	—
General and administrative expenses	2,133	351	—
Acquisition related expenses	10,250	1,820	—
Asset management fees	1,895	72	—
Depreciation and amortization	7,053	185	—

Total expenses	24,167	2,479	—

Loss from operations	(2,881)	(2,142)	—
Interest expense, net	1,886	152	—

Net loss attributable to common stockholders	$(4,767)	$(2,294)	$—

Weighted average number of common shares outstanding:
Class A basic and diluted	28,658,495	1,233,715	—

Net loss per common share attributable to common stockholders:
Class A basic and diluted	$(0.17)	$(1.86)	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except for share data)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Class A
	No. of Shares	Par Value
Balance, January 11, 2013 (Date of Inception)	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	20,000	—	200	—	200	—	200

Balance, December 31, 2013	20,000	$—	$200	$—	$200	$—	$200

Issuance of common stock	7,062,137	71	69,963	—	70,034	—	70,034
Issuance of common stock under the distribution reinvestment plan	28,364	—	270	—	270	—	270
Contributions from noncontrolling interests	—	—	—	—	—	2	2
Commissions on sale of common stock and related dealer manager fees	—	—	(6,476)	—	(6,476)	—	(6,476)
Other offering costs	—	—	(3,887)	—	(3,887)	—	(3,887)
Stock-based compensation	—	—	11	—	11	—	11
Distributions declared to common stockholders	—	—	—	(755)	(755)	—	(755)
Net loss	—	—	—	(2,294)	(2,294)	—	(2,294)

Balance, December 31, 2014	7,110,501	$71	$60,081	$(3,049)	$57,103	$2	$57,105

Issuance of common stock	40,361,130	404	401,007	—	401,411	—	401,411
Issuance of common stock under the distribution reinvestment plan	1,014,853	10	9,633	—	9,643	—	9,643
Vesting of restricted common stock	2,250	—	—	—	—	—	—
Commissions on sale of common stock and related dealer manager fees	—	—	(38,163)	—	(38,163)	—	(38,163)
Other offering costs	—	—	(6,371)	—	(6,371)	—	(6,371)
Repurchase of common stock	(31,543)	—	(311)	—	(311)	—	(311)
Stock-based compensation	—	—	34	—	34	—	34
Distributions declared to common stockholders	—	—	—	(18,245)	(18,245)	—	(18,245)
Net loss	—	—	—	(4,767)	(4,767)	—	(4,767)

Balance, December 31, 2015	48,457,191	$485	$425,910	$(26,061)	$400,334	$2	$400,336

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		For the Period January 11, 2013 (Date of Inception) to December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss	$(4,767)	$(2,294)	$—
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	7,053	185	—
Amortization of deferred financing costs	721	83	—
Amortization of above-market leases	26	6	—
Amortization of intangible lease liabilities	(98)	—	—
Straight-line rent	(2,449)	(13)	—
Stock-based compensation	34	11	—
Changes in operating assets and liabilities:
Accounts payable and other liabilities	4,915	303	—
Accounts payable due to affiliates	389	102	—
Other assets	(2,534)	(88)	—

Net cash provided by (used in) operating activities	3,290	(1,705)	—

Cash flows from investing activities:
Investment in real estate	(374,164)	(89,241)	—
Capital expenditures	(1,289)	—	—
Escrow funds, net	995	(2,922)	—
Real estate deposits	(75)	(350)	—

Net cash used in investing activities	(374,533)	(92,513)	—

Cash flows from financing activities:
Proceeds from issuance of common stock	401,411	70,034	200
Proceeds from credit facility	92,000	40,393	—
Payments on credit facility	(39,500)	(2,893)	—
Proceeds from noncontrolling interests	—	2	—
Payments of deferred financing costs	(1,799)	(1,825)	—
Repurchases of common stock	(311)	—	—
Offering costs on issuance of common stock	(46,611)	(7,839)	—
Distributions to stockholders	(6,379)	(160)	—

Net cash provided by financing activities	398,811	97,712	200

Net change in cash and cash equivalents	27,568	3,494	200
Cash and cash equivalents - Beginning of period	3,694	200	—

Cash and cash equivalents - End of period	$31,262	$3,694	$200

Supplemental cash flow disclosure:
Interest paid	$1,055	$23	$—
Supplemental disclosure of non-cash transactions:
Common stock issued through distribution reinvestment plan	$9,643	$270	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Note 1—Organization and Business Operations

Carter Validus Mission Critical REIT II, Inc., or the Company, is a Maryland corporation that was formed on January 11, 2013, which elected to be taxed as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with its taxable year ended December 31, 2014. The Company commenced principal operations on July 3, 2014 when it satisfied the minimum offering requirement and issued approximately 213,333 shares of Class A common stock for gross proceeds of $2,000,000. Substantially all of the Company’s business is conducted through Carter Validus Operating Partnership II, LP, a Delaware limited partnership, or the Operating Partnership, formed on January 10, 2013. The Company is the sole general partner of the Operating Partnership and Carter Validus Advisors II, LLC, or the Advisor, is the initial limited partner of the Operating Partnership.

The Company is offering for sale a maximum of $2,350,000,000 in shares of common stock, consisting of up to $2,250,000,000 in shares in its primary offering and up to $100,000,000 in shares of common stock to be made available pursuant to the Company’s distribution reinvestment plan, or the DRIP, on a “best efforts” basis, or the Offering, pursuant to a registration statement on Form S-11 filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act (SEC File Number: 333-191706, effective May 29, 2014), or the Registration Statement. The Company has registered for offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum primary offering amount. The initial offering price for the shares in the primary offering is $10.00 per Class A share and $9.574 per Class T share.

As of December 31, 2015, the Company had accepted investors’ subscriptions for and issued approximately 48,486,000 shares of Class A common stock (including shares of common stock issued pursuant to the DRIP) in the Offering, resulting in receipt of gross proceeds of approximately $481,558,000 before selling commissions and dealer manager fees of approximately $44,639,000 and other offering costs of approximately $10,258,000. As of December 31, 2015, the Company had approximately $1,868,442,000 in Class A shares and Class T shares of common stock remaining in the Offering.

Substantially all of the Company’s business is managed by the Advisor. Carter Validus Real Estate Management Services II, LLC, or the Property Manager, an affiliate of the Advisor, serves as the Company’s property manager. The Advisor and the Property Manager have received, and will continue to receive, fees for services related to the acquisition and operational stages. The Advisor will also be eligible to receive fees during the liquidation stage. SC Distributors, LLC, or the Dealer Manager, serves as the dealer manager of the Offering. On August 29, 2014, RCS Capital Corporation, or RCAP, acquired Strategic Capital Management Holdings, LLC, and the Dealer Manager ceased to be under common control with our Advisor. On January 29, 2016, Strategic Capital Management Holdings, LLC was sold by RCAP to Validus/Strategic Capital, LLC, which is owned by substantially similar persons as originally owned Strategic Capital Management Holdings, LLC. As a result of this transaction, the Dealer Manager is an affiliate of our Advisor. The Company believes that there has been no impact to the operations of the Company as a result of these transactions. The Dealer Manager has received and will continue to receive fees for services related to the Offering.

The Company was formed to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term net leases to investment grade and other creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. Real estate-related investments may include equity or debt interests, including securities, in other real estate entities. The Company also may originate or invest in real estate-related debt. The Company expects real estate-related debt originations and investments to be focused on first mortgage loans, but also may include real estate-related bridge loans, mezzanine loans and securitized debt. As of December 31, 2015, the Company owned 22 real estate investments, consisting of 28 properties, located in 17 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, or µSA.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., the Operating Partnership and all wholly-owned subsidiaries.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and the accompanying notes thereto are the representation of management. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements and accompanying notes in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Investment in Real Estate

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset in determining the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class as follows (amounts in thousands):

		Balances of Major Classes of Assets as of December 31, 2015
Buildings and improvements	15 – 40 years	$354,812
Tenant improvements	Shorter of lease term or expected useful life	$4,344
Furniture, fixtures, and equipment	3 – 10 years	$1,180
Improvements in process	—	$1,296

Allocation of Purchase Price of Real Estate

Upon the acquisition of real properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition. The Company determined that properties acquired with an existing lease in place and continuous revenue stream are accounted as a business combination and properties acquired without an existing lease in place and without a continuous revenue stream are accounted as an asset acquisition.

Business Combinations

Upon the acquisition of real properties determined to be business combinations, the Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as- if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct lease origination costs are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Asset Acquisitions

Upon the acquisition of real estate properties determined to be asset acquisitions, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land and buildings and improvements, based in each case on initial cost of the asset acquired.

Acquisition Fees and Expenses

Acquisition fees and expenses associated with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations. Acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment loss has been recorded to date.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Real Estate Escrow Deposits

Real estate escrow deposits include funds held by escrow agents and others to be applied towards the purchase of real estate, which are included in other assets in the accompanying consolidated balance sheets.

Fair Value

ASC 820, Fair Value Measurements and Disclosures, or ASC 820, defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company used to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, other assets, accounts payable due to affiliates and accounts payable and other liabilities—The Company considers the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Credit facility—The carrying value of the variable rate secured credit facility approximates fair value as the interest on the secured credit facility is calculated at the London Interbank Offered Rate, plus an applicable margin. The interest rate resets to market on a monthly basis. The fair value of the Company’s secured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions. See Note 7—“Credit Facility.”

Real Estate-Related Notes Receivables

The Company may invest in real estate-related notes receivables that represent loans that the Company intends to hold to maturity. They will be classified as real estate-related notes receivables. Accordingly, these notes will be recorded at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and allowance for losses when a loan is determined to be impaired. Premiums, discounts, and net origination fees will be amortized or accreted as an adjustment to interest income using the effective interest method over the life of the loan.

The Company will evaluate the collectability of both interest and principal on each real estate-related note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. A real estate-related note receivable will be considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. If a real estate-related note receivable is considered to be impaired, the amount of loss will be calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the real estate-related note receivable’s effective interest rate or to the value of the underlying collateral if the real estate-related note receivable is collateral dependent.

Noncontrolling Interest in Operating Partnership

The Company is the sole general partner of the Operating Partnership and the Advisor is the initial limited partner of the Operating Partnership. The Company consolidates the Operating Partnership and reports unaffiliated partners’ interests in the Operating Partnership as noncontrolling interests. Noncontrolling interests are reported within the equity section of the consolidated financial statements, and amounts attributable to controlling and noncontrolling interests are reported separately in the accompanying consolidated statements of operations and accompanying consolidated statement of stockholders’ equity.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, or ASC 605. ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration, or ASC 605-45. ASC 605-45 requires that these reimbursements be recorded on a gross basis when the Company is the primary obligor with respect to purchasing goods and services from third-party suppliers, and thus, the Company has discretion in selecting the supplier and has credit risk.

Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company also maintains an allowance for deferred rent receivables arising from the straight-lining of rents. The Company’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. As of December 31, 2015 and 2014, the Company did not have an allowance for uncollectible tenant receivables.

Stock-based Compensation

The Company accounts for stock-based compensation based upon the estimated fair value of the share awards. Accounting for stock-based compensation requires the fair value of the awards to be amortized as compensation expense over the period for which the services relate and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes.

Earnings Per Share

The Company calculates basic earnings per share by dividing net income (loss) attributable to common stockholders for the period by the weighted average shares of its common stock outstanding for that period. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. For the years ended December 31, 2015 and 2014, there were 15,750 and 9,000 shares, respectively, of non-vested restricted common stock outstanding, but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during these periods.

Restricted Cash Held in Escrow

Restricted cash held in escrow includes cash held in escrow accounts for capital improvements for certain properties. Contributions and receipts of escrowed funds have been classified as investing activities in the consolidated statements of cash flows. Restricted cash held in escrow is reported in other assets in the accompanying consolidated balance sheets. See Note 5—“Other Assets.”

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Deferred financing costs are reported in other assets in the accompanying consolidated balance sheets. See Note 5—“Other Assets.”

Reportable Segments

Accounting Standards Codification, or ASC, 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of December 31, 2015 and 2014, the Company operated through two reportable business segments—commercial real estate investments in data centers and healthcare. With the continued expansion of the Company’s portfolio, segregation of the Company’s operations into two reporting segments is useful in assessing the performance of the Company’s business in the same way that management reviews performance and makes operating decisions. See Note 13—“Segment Reporting” for further discussion on the reportable segments of the Company.

Comprehensive Income (Loss)

For the periods presented, comprehensive income (loss) equaled net loss; therefore, a separate statement of comprehensive income (loss) is not included in the accompanying consolidated financial statements.

Concentration of Credit Risk and Significant Leases

As of December 31, 2015, the Company had cash on deposit in certain financial institutions which were in excess of current federally insured levels. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its accounts. Concentration of credit risk with respect to accounts receivable from tenants is limited.

As of December 31, 2015, the Company owned real estate investments in 17 MSAs, five of which accounted for 10.0% or more of rental revenue. Real estate investments located in the Dallas-Fort Worth-Arlington, Texas MSA, the Houston-The Woodlands-Sugar Land, Texas MSA, the Boston-Cambridge-Newton, Massachusetts-New Hampshire MSA, the Cincinnati, Ohio-Kentucky-Indiana MSA and the Kansas City, Missouri-Kansas MSA accounted for 21.0%, 18.7%, 12.2%, 10.8%, and 10.3% respectively, of rental revenue for the year ended December 31, 2015.

As of December 31, 2015, the Company had three tenants’ exposure concentrations that accounted for 10.0% or more of rental revenue. The leases with Fort Worth Surgicare Partners, Ltd., the leases with tenants under common control of the guarantor Post Acute Medical, LLC and the lease with New England Sinai Hospital, A Steward Family Hospital, Inc. accounted for 20.5%, 19.1% and 12.2%, respectively, of rental revenue for the year ended December 31, 2015.

Stockholders’ Equity

The Company’s charter authorizes the issuance of up to 600,000,000 shares of stock, consisting of 250,000,000 shares of Class A common stock and 250,000,000 shares of Class T common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. The company intends to issue up to $2,250,000,000 in Class A and Class T shares of common stock in its primary offering, and up to $100,000,000 in Class A and Class T shares of common stock pursuant to the DRIP at 95% of the purchase prices per share of Class A and Class T common stock. Other than the different fees with respect to each class and the payment of a distribution and servicing fee out of amounts otherwise distributable to Class T stockholders, Class A shares and Class T shares have identical rights and privileges, such as identical voting rights. The net proceeds from the sale of the two classes of shares will be commingled for investment purposes and all earnings from all of the investments will proportionally accrue to each share regardless of the class.

The shares of common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive distributions as may be authorized by the Company’s board of directors, to receive all assets available for distribution to stockholders in accordance with the Maryland General Corporation Law and to all other rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences, preemptive, conversion, exchange, sinking fund or repurchase rights.

The charter authorizes the Company’s board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualification or terms or conditions of repurchase of each class of stock so issued.

Share Repurchase Program

The Company’s share repurchase program allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to those that can be funded with equivalent proceeds raised from the DRIP Offering during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors. The Company will limit the number of shares repurchased pursuant to the share repurchase program as follows: during any calendar year, the Company will not repurchase in excess of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year. In addition, the Company’s board of directors, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to the Company’s stockholders for any reason it deems appropriate. During the year ended December 31, 2015, the Company received valid repurchase requests related to 31,543 Class A shares of common stock, all of which were redeemed in full for an aggregate purchase price of approximately $311,000 (an average of $9.86 per share). During the year ended December 31, 2014, no Class A shares qualified for repurchase under the share repurchase program.

Distribution Policy and Distributions Payable

The Company qualified and elected to be taxed as a REIT commencing with its taxable year ended December 31, 2014. To maintain its qualification as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As of December 31, 2015, the Company paid aggregate distributions, since inception, of approximately $16,452,000 to Class A stockholders ($6,539,000 in cash and $9,913,000 of which were reinvested in shares of Class A common stock pursuant to the DRIP). Distributions are payable to stockholders from legally available funds therefor. The Company declared distributions per Class A share of common stock in the amounts of $0.64 and $0.61 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015, the Company had distributions payable to Class A stockholders of approximately $2,548,000. Of these distributions payable, approximately $1,057,000 was paid in cash and approximately $1,491,000 was reinvested in shares of Class A common stock pursuant to the DRIP on January 4, 2016.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain the Company’s status as a REIT under the Code.

Income Taxes

The Company qualified and elected to be taxed as a REIT commencing with its taxable year ending December 31, 2014. Accordingly, it will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to stockholders, and provided it satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Accordingly, failure to qualify as a REIT could have a material adverse impact on the results of operations and amounts available for distribution to stockholders.

The dividends paid deduction of a REIT for qualifying dividends paid to its stockholders is computed using the Company’s taxable income as opposed to net income reported in the consolidated financial statements. Taxable income, generally, will differ from net income reported in the consolidated financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company has concluded that there was no impact related to uncertain tax provisions from results of operations of the Company for the year ended December 31, 2015. The United States of America is the major jurisdiction for the Company, and the earliest tax year subject to examination will be 2013.

Recently Issued Accounting Pronouncements

On May 28, 2014, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. The objective of ASU 2014-09 is to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle, which may require more judgment and estimates within the revenue recognition process than are required under existing GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, or ASU 2015-14. ASU 2015-14 defers the effective date of ASU 2014-09 by one year to fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which was annual reporting periods beginning after December 15, 2016, and the interim periods within that year. The Company is in the process of evaluating the impact ASU 2014-09 will have on the Company’s consolidated financial statements.

On February 18, 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, or ASU 2015-02, that changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendment affects the following areas: limited partnerships and similar legal entities, evaluating fees paid to a decision maker or a service provider as a variable interest, the effect of fee arrangements on the primary beneficiary determination and certain investment funds. Under the amendment, all reporting entities are within the scope of ASC Subtopic 810-10, Consolidation—Overall, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions no longer cause decision makers to consolidate variable interest entities in certain instances. The amendment is effective for public business entities for periods beginning after December 15, 2015. Early adoption of ASU 2015-02 is permitted. The adoption of ASU 2015-02 during the first quarter of 2016 will not have a material impact on the Company’s financial position or results of operations, but may result in additional disclosures.

On April 7, 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, that intends to simplify the presentation of debt issuance costs. The amendment requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. On August 18, 2015, the FASB issued ASU 2015-15, Interest-Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated With Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 Emerging Issues Task Force Meeting (SEC Update), or ASU 2015-15, which clarified that the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Both ASU 2015-03 and ASU 2015-15 are effective for public business entities for fiscal years beginning after December 15, 2015, and are to be applied retrospectively, with early adoption permitted. The Company will adopt ASU 2015-03 in the first quarter of 2016, which will result in a decrease to total assets and liabilities of the net unamortized balance of debt issuance costs, which is approximately $103,000 as of December 31, 2015, exclusive of the Company’s revolving line of credit portion of its credit facility. Debt issuance costs related to the revolving line of credit portion of its credit facility will remain an asset.

On September 25, 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, or ASU 2015-16, which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. ASU 2015-16 requires that the acquirer recognize adjustments to the provisional amounts recorded in the reporting period when the adjustments are determined. The effects of adjustments (such as depreciation, amortization, or other income effects) to provisional amounts to periods after the acquisition date are included in the earnings of the current reporting period. The amendment is effective for public business entities for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The adoption of ASU 2015-16 in the first quarter of 2016 will not have a material impact on the Company’s financial position or results of operations.

On February 25, 2016, the FASB issued ASU 2016-02, Leases, or ASU 2016-02, which amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact the adoption of ASU 2016-02 will have on the Company’s consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company’s consolidated financial position or results of operations.

Note 3—Real Estate Investments

During the year ended December 31, 2015, the Company completed 16 real estate acquisitions, of which 15 were determined to be business combinations and one was determined to be an asset acquisition. See Note 12—“Business Combinations” for further discussion on business combinations. The following table summarizes the consideration transferred for all investments in real estate acquired (amounts in thousands):

Year Ended December 31, 2015
Investments in real estate:
Purchase price of business combinations	$366,430
Purchase price of asset acquisitions	7,734

Total purchase price of assets acquired	$374,164

Acquisition fees and expenses in connection with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations. Acquisition fees and expenses associated with transactions determined to be asset acquisitions are capitalized. The Company expensed acquisition fees and expenses of approximately $9,852,000 and $1,697,000 for the years ended December 31, 2015 and 2014, respectively. The Company capitalized acquisition fees and expenses of approximately $234,000 and $643,000 for the years ended December 31, 2015 and 2014, respectively. The total amount of all acquisition fees and costs is limited to 6.0% of the contract purchase price of a property. The contract purchase price is the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property exclusive of acquisition fees and costs. For the years ended December 31, 2015 and 2014, acquisition fees and costs did not exceed 6.0% of the contract purchase price of the Company’s acquisitions during such period.

Note 4—Acquired Intangible Assets, Net

Acquired intangible assets, net, which are included in real estate in the accompanying consolidated balance sheets, consisted of the following as of December 31, 2015 and 2014 (amounts in thousands, except weighted average life amounts):

	December 31, 2015	December 31, 2014
In-place leases, net of accumulated amortization of $1,967 and $52, respectively (with a weighted average remaining life of 14.5 years and 14.6 years, respectively)	$53,776	$6,194
Above-market leases, net of accumulated amortization of $32 and $6, respectively (with a weighted average remaining life of 8.4 years and 9.4 years, respectively)	222	248
Ground lease interest, net of accumulated amortization of $9 (with a weighted average remaining life of 67.8 years)	635	—

	$54,633	$6,442

The aggregate weighted average remaining life of the acquired intangible assets was 15.1 years and 14.4 years as of December 31, 2015 and December 31, 2014, respectively.

Amortization expense for the in-place leases and ground leases for the years ended December 31, 2015 and 2014 was $1,924,000 and $52,000, respectively, and is included in depreciation and amortization in the accompanying consolidated statements of operations. Amortization of the above-market leases for the years ended December 31, 2015 and 2014 was $26,000 and $6,000, respectively, and is reconciled as an adjustment to rental income in the accompanying consolidated statements of operations.

Estimated amortization expense on the acquired intangible assets as of December 31, 2015 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2016	$4,341
2017	4,137
2018	4,132
2019	4,043
2020	3,909
Thereafter	34,071

$54,633

Note 5—Other Assets

Other assets consisted of the following as of December 31, 2015 and 2014 (amounts in thousands):

	December 31, 2015	December 31, 2014
Deferred financing costs, net of accumulated amortization of $804 and $83, respectively	$2,820	$1,742
Real estate escrow deposits	443	350
Restricted cash held in escrow	1,927	2,922
Tenant receivable	2,065	58
Straight-line rent receivable	2,462	13
Prepaid and other assets	604	30

	$10,321	$5,115

Note 6—Future Minimum Rent

The Company’s real estate assets are leased to tenants under operating leases with varying terms. The leases frequently have provisions to extend the terms of the lease agreements. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, including optional renewal periods for which exercise is reasonably assured, as of December 31, 2015 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2016	$32,852
2017	33,359
2018	33,909
2019	34,343
2020	34,456
Thereafter	372,312

$541,231

Note 7—Credit Facility

On December 22, 2015, the Operating Partnership amended certain agreements related to the secured credit facility to add certain lenders and to increase the maximum commitments available under the secured credit facility from $180,000,000 to an aggregate of up to $265,000,000, consisting of a $240,000,000 revolving line of credit, with a maturity date of December 22, 2018, subject to the Operating Partnership’s right to one, 12-month extension period, and a $25,000,000 term loan, with a maturity date of December 22, 2019, subject to the Operating Partnership’s right to one, 12-month extension period, or the Amendment. The proceeds of loans made under the secured credit facility may be used to finance the acquisitions of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate, and for general corporate and working capital purposes. The secured credit facility can be increased to $550,000,000, subject to certain conditions.

In connection with the Amendment, the annual interest rate payable under the secured credit facility was decreased to, at the Operating Partnership’s option, either: (a) the London Interbank Offered Rate, or the LIBOR, plus an applicable margin ranging from 1.75% to 2.65% (the margin was previously set at a range from 1.75% to 2.75%), which is determined based on the overall leverage of the Operating Partnership or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 0.75% to 1.65% (the margin was previously set at a range from 0.75% to 1.75%), which is determined based on the overall leverage of the Operating Partnership. In addition to interest, the Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the secured credit facility at a per annum rate equal to 0.30% if the average daily amount outstanding under the secured credit facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the secured credit facility is greater than 50% of the lenders’ commitments, and the unused fee is payable quarterly in arrears. As of December 31, 2015, the weighted average interest rate was 2.63%.

The actual amount of credit available under the secured credit facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the secured credit facility agreement. The amount of credit available under the secured credit facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of the Operating Partnership with respect to the secured credit facility agreement are guaranteed by the Company, including but not limited to, the payment of any outstanding indebtedness under the secured credit facility agreement and all terms, conditions and covenants of the secured credit facility agreement, as further discussed below.

The secured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by the Operating Partnership and its subsidiaries that own properties that serve as collateral for the secured credit facility, limitations on the nature of the Operating Partnership’s business, and limitations on distributions by the Company, the Operating Partnership and its subsidiaries. The secured credit facility agreement imposes the following financial covenants, which are specifically defined in the secured credit facility agreement, on the Operating Partnership: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum quarterly equity raise; (f) minimum weighted average remaining lease term of properties in the collateral pool; and (g) minimum number of properties in the collateral pool. The Company was in compliance with all financial covenant requirements at December 31, 2015.

As of December 31, 2015, the Company had a total pool availability under the secured credit facility of $205,372,000 and an aggregate outstanding balance of $90,000,000. As of December 31, 2015, $115,372,000 remained to be drawn on the secured credit facility.

Note 8—Stock-based Compensation

On May 6, 2014, the Company adopted the Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan, or the Incentive Plan, pursuant to which the Company has the power and authority to grant restricted or deferred stock awards to persons eligible under the Incentive Plan. The Company authorized and reserved 300,000 shares of its Class A shares for issuance under the Incentive Plan, subject to certain adjustments. Subject to certain limited exceptions, restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to forfeiture within the vesting period. Restricted stock awards generally vest ratably over four years. The Company uses the straight-line method to recognize expenses for service awards with graded vesting. Restricted stock awards are entitled to receive dividends during the vesting period. In addition to the ratable amortization of fair value over the vesting period, dividends paid on unvested shares of restricted stock which are not expected to vest are charged to compensation expense in the period paid.

On July 17, 2015, the Company granted 3,000 restricted shares of Class A common stock to each of its independent directors, which were awarded in connection with their re-election to the Company’s board of directors. The fair value of each share of restricted common stock was estimated at the date of grant at $10.00 per share, the per share price of Class A shares sold in the Offering. The restricted stock awards vest over a period of four years. The awards are amortized using the straight-line method over four years.

As of December 31, 2015 and 2014, there was $135,000 and $79,000, respectively, of total unrecognized compensation expense related to nonvested shares of the Company’s restricted Class A common stock. This expense is expected to be recognized over a remaining weighted average period of 3.04 years. This expected expense does not include the impact of any future stock-based compensation awards.

As of December 31, 2015 and 2014, the fair value of the nonvested shares of restricted Class A common stock was $157,500 and $90,000, respectively. A summary of the status of the nonvested shares of restricted Class A common stock as of December 31, 2014 and the changes for the year ended December 31, 2015 is presented below:

Restricted Stock	Shares	Weighted Average Grant Date Fair Value
December 31, 2014	9,000	$10.00
Vested	(2,250)	$10.00
Granted	9,000	$10.00

December 31, 2015	15,750	$10.00

Stock-based compensation expense for the years ended December 31, 2015 and 2014 was $34,000 and $11,000, respectively, which is reported in general and administrative costs in the accompanying consolidated statements of operations.

Note 9—Intangible Lease Liabilities, Net

Intangible lease liabilities, net, consisted of the following as of December 31, 2015 and December 31, 2014 (amounts in thousands, except weighted average life amounts):

	December 31, 2015	December 31, 2014
Below-market leases, net of accumulated amortization of $98 and $0, respectively (with a weighted average remaining life of 14.5 years and 4.8 years, respectively)	$7,409	$7

	$7,409	$7

Estimated amortization of the below-market leases as of December 31, 2015 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2016	$536
2017	536
2018	536
2019	536
2020	536
Thereafter	4,729

$7,409

Note 10—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2015, there were, and currently there are, no material pending legal proceedings to which the Company is a party.

Note 11—Related-Party Transactions and Arrangements

The Company reimburses the Advisor and its affiliates for organization and offering expenses it incurs on the Company’s behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses to exceed 15% of the gross proceeds of the Offering. The Company expects that organization and offering expenses (other than selling commissions, dealer manager fees, and distribution and servicing fees) will be approximately 1.25% of the gross proceeds. As of December 31, 2015, the Advisor and its affiliates incurred approximately $8,537,000 on the Company’s behalf in offering costs. The Company accrued approximately $250,000 of other organization and offering expenses as of December 31, 2015. Other organization expenses are expensed as incurred and offering expenses are charged to stockholders’ equity as incurred or as such amounts are reimbursed to the Advisor.

The Company pays to the Advisor 2.0% of the contract purchase price of each property or asset acquired and 2.0% of the amount advanced with respect to a mortgage loan. For the years ended December 31, 2015 and 2014, the Company incurred approximately $7,486,000 and $1,833,000, respectively, in acquisition fees to the Advisor or its affiliates. In addition, the Company reimburses the Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that the Company does not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on properties not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. The Company expects these expenses will be approximately 0.75% of the purchase price of each property or real estate-related investment. For the years ended December 31, 2015 and 2014, the Advisor incurred approximately $25,000 and $11,000, respectively, in acquisition expenses on the Company’s behalf.

The Company pays to the Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of gross assets (including amounts borrowed), which is payable monthly in arrears. The Advisor may, in its sole discretion, choose to take any monthly asset management fee in the form of subordinated restricted Class B Units of the Operating Partnership. In the event the Advisor chooses to be compensated in Class B Units, then the Operating Partnership will, within 30 days after the end of the applicable month (subject to the approval of the board of directors), issue a number of restricted Class B Units to the Advisor equal to: (i) the cost of assets multiplied by 0.0625% (or the lower of the cost of assets and the applicable quarterly net asset value, or NAV, multiplied by 0.0625%, once the Company begins calculating NAV) divided by (ii) the value of one Class A share of common stock as of the last day of such calendar month, which will be the offering price, less selling commissions and dealer manager fees, until such time as the Company calculates NAV, when it will then be the per share NAV for Class A shares. The Advisor will be entitled to receive certain distributions of net sales proceeds on the vested and unvested Class B Units it receives in connection with its assets management services at the same rate as distributions received on the Company’s common stock. Such distributions will be in addition to the incentive fees the Advisor and its affiliates may receive from the Company, including, without limitation the subordinated participation in net sales proceeds, the subordinated incentive listing distribution or the subordinated distribution upon termination of the Advisory agreement, as applicable.

Class B Units are subject to forfeiture until such time as: (a) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the economic hurdle; (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (i) a listing of the Company’s common stock on a national securities exchange; (ii) a transaction to which the Company or the Operating Partnership shall be a party, as a result of which operating partnership units or common stock shall be exchanged for or converted into the right, or the holders of such securities shall otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Advisory Agreement without cause; and (c) the Advisor pursuant to the Advisory Agreement is providing services to the Company immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the Advisory Agreement by an affirmative vote of a majority of the Company’s independent directors after the economic hurdle described above has been met. Any outstanding Class B Units will be forfeited immediately if the Advisory Agreement is terminated for any reason other than a termination without cause. Any outstanding Class B Units will be forfeited immediately if the Advisory Agreement is terminated without cause by an affirmative vote of a majority of the Company’s board of directors before the economic hurdle described above has been met. For the years ended December 31, 2015 and 2014, the Company incurred approximately $1,895,000 and $72,000, respectively, in asset management fees. As of December 31, 2015 and 2014, the Company did not issue any Class B Units.

In connection with the rental, leasing, operation and management of the Company’s properties, the Company pays the Property Manager and its affiliates aggregate fees equal to 3.0% of gross revenues from the properties managed, or property management fees. The Company will reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services, it will pay them customary market fees and may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will the Company pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. The Company also will pay the Property Manager a separate fee for the one-time initial rent-up, leasing-up of newly constructed properties or re-leasing to existing tenants in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. For the years ended December 31, 2015 and 2014, the Company incurred approximately $538,000 and $9,000, respectively, in property management fees to the Property Manager. For the years ended December 31, 2015 and 2014, the Company did not incur any leasing commissions to the Property Manager.

The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceeds the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. For the years ended December 31, 2015 and 2014, the Advisor allocated approximately $830,000 and $288,000, respectively, in operating expenses to the Company. For the year ended December 31, 2014, the Advisor waived approximately $236,000 of its operating expenses incurred on behalf of the Company, without recourse. The operating expenses waived by the Advisor consisted of general and administrative expenses, including payroll-related expenses.

The Company will pay its Advisor, or its affiliates, if it provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, a disposition fee, up to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price or a reasonable, customary and competitive real estate commission. For the years ended December 31, 2015 and 2014, the Company did not incur any disposition fees to the Advisor or its affiliates.

The Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors. For the years ended December 31, 2015 and 2014, the Company did not incur any subordinated participation in net sale proceeds to the Advisor or its affiliates.

Upon the listing of the Company’s shares on a national securities exchange, which the Company has no intention to do at this time, the Advisor will receive 15.0% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to a 6.0% annual cumulative, non-compounded return to investors, or the subordinated incentive listing fee. For the years ended December 31, 2015 and 2014, the Company did not incur any subordinated incentive listing fees to the Advisor or its affiliates.

Upon termination or non-renewal of the Advisory Agreement, with or without cause, the Advisor will be entitled to receive distributions from the Operating Partnership equal to 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either shares of the Company’s common stock are listed and traded on a national securities exchange or another liquidity event occurs. For the years ended December 31, 2015 and 2014, the Company did not incur any subordinated termination fees to the Advisor or its affiliates.

Certain affiliates of the Company receive fees in connection with the Offering and will continue to receive fees during the acquisition, management and sale of assets of the Company.

The Company pays the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds per Class A share and up to 3.0% of gross offering proceeds per Class T share. All selling commissions are expected to be re-allowed to participating broker-dealers. The Company will not pay selling commissions with respect to shares of any class sold pursuant to the DRIP. In addition, the Company pays the Dealer Manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A and Class T shares; provided, however that the dealer manager fee the Company pays on the Class T shares may be changed in the future. The dealer manager fee may be partially re-allowed to participating broker-dealers. No dealer manager fees will be paid in connection with purchases of shares made pursuant to the DRIP. For the years ended December 31, 2015 and 2014, the Company incurred approximately $38,163,000 and $6,476,000, respectively, for selling commissions and dealer manager fees in connection with the Offering to the Dealer Manager.

The Company will pay the Dealer Manager a distribution and servicing fee with respect to its Class T shares that are sold in the primary offering that accrues daily in an amount equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the net asset value per share for such day) on a continuous basis from year to year. Termination of such payment will commence on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of the Offering, total underwriting compensation in the Offering equaling 10% of the gross proceeds from the primary portion of the Offering, (iii) there are no longer any Class T shares outstanding, or (iv) fourth anniversary of the last day of the fiscal year in which the primary offering terminates. The Dealer Manager may re-allow the distribution and servicing fee to participating broker-dealers and servicing broker-dealers. The distribution and servicing fee will be paid monthly in arrears. The distribution and servicing fee will not be payable with respect to Class T shares issued under the DRIP. The Company will not pay a distribution and servicing fee with respect to Class A shares. For the years ended December 31, 2015 and 2014, the Company did not incur any distribution and servicing fees to the Dealer Manager.

Accounts Payable Due to Affiliates

The following amounts were outstanding due to affiliates as of December 31, 2015 and December 31, 2014 (amounts in thousands):

Entity	Fee	December 31, 2015	December 31, 2014
Carter Validus Advisors II, LLC and its affiliates	Asset management fees	$290	$66
Carter Validus Real Estate Management Services II, LLC	Property management fees	101	3
Carter/Validus Advisors, LLC and its affiliates	General and administrative costs	—	15
Carter Validus Advisors II, LLC and its affiliates	General and administrative costs	96	14
Carter Validus Advisors II, LLC and its affiliates	Offering costs	250	2,524
Carter Validus Advisors II, LLC and its affiliates	Acquisition expenses and fees	4	4

		$741	$2,626

Note 12—Business Combinations

During the year ended December 31, 2015, the Company completed the acquisition of 100% of the interests in 15 real estate investments (three data centers and 12 healthcare) that were determined to be business combinations, comprised of 24 buildings. The aggregate purchase price of the acquisitions determined to be business combinations was $366,430,000, plus closing costs.

The following table summarizes the acquisitions determined to be business combinations during the year ended December 31, 2015:

Property Description	Date Acquired	Ownership Percentage
Winter Haven Healthcare Facility	01/27/2015	100%
Heartland Rehabilitation Hospital	02/17/2015	100%
Clarion IMF	06/01/2015	100%
Post Acute Webster Rehabilitation Hospital	06/05/2015	100%
Eagan Data Center	06/29/2015	100%
Houston Surgical Hospital and LTACH	06/30/2015	100%
Kentucky Maine Ohio IMF Portfolio	07/22/2015	100%
Reading Surgical Hospital	07/24/2015	100%
Post Acute Warm Springs Specialty Hospital of Luling	07/30/2015	100%
Minnetonka Data Center	08/28/2015	100%
Nebraska Healthcare Facility	10/14/2015	100%
Heritage Park Portfolio	11/20/2015	100%
Baylor Surgery Center at Fort Worth	12/23/2015	100%
HPI Portfolio	12/29/2015	100%
Waco Data Center	12/30/2015	100%

Results of operations for the acquisitions determined to be business combinations are reflected in the accompanying consolidated statement of operations for year ended December 31, 2015 for the period subsequent to the acquisition date of each property. For the period from the acquisition date through December 31, 2015, the Company recorded $12,914,000 in revenues and a net loss of $5,024,000 for its business combination acquisitions.

The following table summarizes management’s allocation of the fair value of the acquisitions determined to be business combinations during the year ended December 31, 2015 (amounts in thousands):

Total
Land	$33,844
Buildings and improvements plus furniture, fixtures and equipment	287,020
In-place leases	48,708
Tenant improvements	3,714
Ground leasehold assets	644

Total assets acquired	373,930

Below-market leases	(7,500)

Net assets acquired	$366,430

Assuming the business combinations described above had occurred on January 1, 2014, pro forma revenues, net income and net income attributable to common stockholders would have been as follows for the periods listed below (amounts in thousands, unaudited):

	Year Ended December 31,
	2015	2014
Pro forma basis:
Revenues	$38,506	$23,518
Net income attributable to common stockholders	$12,162	$8,481
Net income per common share attributable to common stockholders:
Class A basic and diluted	$0.26	$0.36

The pro forma information for the years ended December 31, 2015 and 2014 was adjusted to exclude approximately $9,852,000 and $1,697,000, respectively, of acquisition fees and costs recorded related to the Company’s real estate investments. The pro forma information may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2014, nor is it necessarily indicative of future operating results.

Note 13—Segment Reporting

Management reviews the performance of individual properties and aggregates individual properties based on operating criteria into two reportable segments—commercial real estate investments in data centers and healthcare, and makes operating decisions based on these two reportable segments. The Company’s commercial real estate investments in data centers and healthcare are based on certain underwriting assumptions and operating criteria, which are different for data centers and healthcare. There were no intersegment sales or transfers during the years ended December 31, 2015 and 2014.

The Company evaluates performance based on net operating income of the individual properties in each segment. Net operating income, a non-GAAP financial measure, is defined as total revenues, less rental expenses, which excludes depreciation and amortization, general and administrative expenses, acquisition related expenses, asset management fees and interest expense. The Company believes that segment net operating income serves as a useful supplement to net income (loss) because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies and between periods on a consistent basis. Segment net operating income should not be considered as an alternative to net income (loss) determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment net operating income should be examined in conjunction with net income (loss) as presented in the accompanying consolidated financial statements and data included elsewhere in this prospectus supplement.

General and administrative expenses, acquisition related expenses, asset management fees, depreciation and amortization and interest expense are not allocated to individual segments for purposes of assessing segment performance.

Non-segment assets primarily consist of corporate assets, including cash and cash equivalents, real estate and escrow deposits, deferred financing costs and other assets not attributable to individual properties.

Summary information for the reportable segments during the years ended December 31, 2015 and 2014, is as follows (amounts in thousands):

	Data Centers	Healthcare	Year Ended December 31, 2015
Revenue:
Rental and tenant reimbursement revenue	$1,618	$19,668	$21,286
Expenses:
Rental expenses	(301)	(2,535)	(2,836)

Segment net operating income	$1,317	$17,133	18,450

Expenses:
General and administrative expenses			(2,133)
Acquisition related expenses			(10,250)
Asset management fees			(1,895)
Depreciation and amortization			(7,053)

Loss from operations			(2,881)
Interest expense, net			(1,886)

Net loss attributable to common stockholders			$(4,767)

	Data Centers	Healthcare	Year Ended December 31, 2014
Revenue:
Rental and tenant reimbursement revenue	$—	$337	$337
Expenses:
Rental expenses	—	(51)	(51)

Segment net operating income	$—	$286	286

Expenses:
General and administrative expenses			(351)
Acquisition related expenses			(1,820)
Asset management fees			(72)
Depreciation and amortization			(185)

Loss from operations			(2,142)
Interest expense, net			(152)

Net loss attributable to common stockholders			$(2,294)

Assets by each reportable segment as of December 31, 2015 and December 31, 2014 are as follows (amounts in thousands):

	December 31, 2015	December 31, 2014
Assets by segment:
Data centers	$44,207	$—
Healthcare	427,878	92,052
All other	34,645	5,814

Total assets	$506,730	$97,866

Capital additions and acquisitions by reportable segments for the year ended December 31, 2015 and 2014 are as follows (amounts in thousands):

	Year Ended December 31,
	2015	2014
Capital additions and acquisitions by segment:
Data centers	$43,815	$—
Healthcare	331,853	89,241

Total capital additions and acquisitions	$375,668	$89,241

Note 14—Accounts Payable and Other Liabilities

Accounts payable and other liabilities, as of December 31, 2015 and December 31, 2014, were comprised of the following (amounts in thousands):

	December 31, 2015	December 31, 2014
Accounts payable and accrued expenses	$2,283	$219
Accrued interest expense	221	47
Accrued property taxes	505	6
Distributions payable to stockholders	2,548	325
Tenant deposits	1,848	—
Deferred rental income	839	31

	$8,244	$628

Note 15—Income Taxes

As a REIT, the Company generally will not be subject to U.S. federal income tax on taxable income that it distributes to the stockholders. For U.S. federal income tax purposes, distributions to stockholders are characterized as either ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ respective bases in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2015 and 2014:

	For the Year Ended December 31,
Character of Distributions:	2015	2014
Ordinary dividends	33.81%	—%
Nontaxable distributions	66.19%	100.00%

Total	100.00%	100.00%

The Company is subject to certain state and local income taxes on income, property or net worth in some jurisdictions, and in certain circumstances may also be subject to federal excise taxes on undistributed income. Texas, Massachusetts, and Cincinnati, Ohio, are the major state and local tax jurisdictions for the Company. The earliest tax year subject to examination is 2014.

The Company applies the rules under ASC 740-10, Accounting for Uncertainty in Income Taxes, for uncertain tax positions using a “more likely than not” recognition threshold for tax positions. Pursuant to these rules, the financial statement effects of a tax position are initially recognized when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the “more likely than not” threshold, the measurement of the tax benefit will be based on the Company’s estimate of the ultimate tax benefit to be sustained if audited by the taxing authority. The Company concluded there was no impact related to uncertain tax provisions from the results of the operations of the Company for the years ended December 31, 2015 and 2014.

The Company’s policy is to recognize accrued interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of general and administrative expenses. From inception through December 31, 2015, the Company had not recognized any interest expense or penalties related to unrecognized tax benefits.

The Protecting Americans from Tax Hikes Act, or the PATH Act, was enacted in December 2015, and included numerous law changes applicable to REITs. The provisions have various effective dates beginning as early as 2016. The Company expects that the changes will not materially affect its operations, but will continue to monitor as regulatory guidance is issued.

Note 16—Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase and disposition of real estate investments and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor and its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 17—Selected Quarterly Financial Data (Unaudited)

Presented in the following table is a summary of the unaudited quarterly financial information for the years ended December 31, 2015 and 2014. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (amounts in thousands, except shares and per share data):

	2015
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$9,025	$6,884	$3,067	$2,310
Expenses	(9,184)	(8,103)	(4,661)	(2,219)

(Loss) income from operations	(159)	(1,219)	(1,594)	91
Interest expense, net	(683)	(542)	(291)	(370)

Net loss attributable to common stockholders	$(842)	$(1,761)	$(1,885)	$(279)

Net loss per common share attributable to common stockholders:
Class A basic and diluted	$(0.02)	$(0.05)	$(0.08)	$(0.02)

Weighted average number of common shares outstanding:
Class A basic and diluted	43,735,330	34,794,832	24,058,949	11,612,028

	2014
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$272	$65	$—	$—
Expenses	(1,931)	(493)	(55)	—

Loss from operations	(1,659)	(428)	(55)	—
Interest expense, net	(98)	(54)	—	—

Net loss attributable to common stockholders	$(1,757)	$(482)	$(55)	$—

Net loss per common share attributable to common stockholders:
Class A basic and diluted	$(0.42)	$(0.72)	$(2.75)	$—

Weighted average number of common shares outstanding:
Class A basic and diluted	4,183,857	671,425	20,000	—

Note 18—Subsequent Events

Distributions to Stockholders Paid

On January 4, 2016, the Company paid aggregate distributions of approximately $2,548,000 to Class A stockholders ($1,057,000 in cash and $1,491,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2015 through December 31, 2015. On February 1, 2016, the Company paid aggregate distributions of approximately $2,719,000 to Class A stockholders ($1,143,000 in cash and $1,576,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2016 through January 31, 2016. On February 1, 2016, the Company paid aggregate distributions of approximately $5,000 to Class T stockholders ($1,000 in cash and $4,000 in shares of the Company’s Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 21, 2016 through January 31, 2016. On March 1, 2016, the Company paid aggregate distributions of approximately $2,676,000 to Class A stockholders ($1,145,000 in cash and $1,531,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2016 through February 29, 2016. On March 1, 2016, the Company paid aggregate distributions of approximately $37,000 to Class T stockholders ($12,000 in cash and $25,000 in shares of the Company’s Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2016 through February 29, 2016.

Distributions Declared

Class A

On February 25, 2016, the board of directors of the Company approved and declared a distribution to the Company’s Class A stockholders of record as of the close of business on each day of the period commencing on March 1, 2016 and ending on May 31, 2016. The distributions will be calculated based on 366 days in the calendar year and will be equal to $0.001748634 per share of Class A common stock, which will be equal to an annualized distribution rate of 6.4%, assuming a purchase price of $10.00 per share of Class A common stock. The distributions declared for each record date in March 2016, April 2016 and May 2016 will be paid in April 2016, May 2016 and June 2016, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Class T

On January 20, 2016, the board of directors of the Company approved and declared a daily distribution to the Company’s Class T stockholders of record as of the close of business on each day of the period commencing on January 21, 2016 and ending February 29, 2016. The distributions for the period beginning on January 21, 2016 and ending on February 29, 2016 will be calculated based on 366 days in the calendar year and will be equal to $0.001487049 per share of Class T common stock, assuming a purchase price of $9.574 per share. On February 25, 2016, the board of directors of the Company approved and declared a daily distribution to the Company’s Class T stockholders of record as of the close of business on each day of the period commencing on March 1, 2016 and ending May 31, 2016. The distributions will be calculated based on 366 days in the calendar year and will be equal to $0.001487049 per share of Class T common stock, assuming a purchase price of $9.574 per share. The distributions declared for each record date in January 2016, February 2016, March 2016, April 2016 and May 2016 will be paid in February 2016, March 2016, April 2016, May 2016 and June 2016, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Status of the Offering

As of March 24, 2016, the Company had accepted investors’ subscriptions for and issued approximately 55,752,000 shares of Class A common stock and 2,119,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $553,473,000 and $20,283,000, respectively, including shares of its common stock issued pursuant to its DRIP. As of March 24, 2016, the Company had approximately $1,776,244,000 in Class A shares and Class T shares of common stock remaining in the Offering.

Acquisitions

The following table summarizes properties acquired subsequent to December 31, 2015 and through March 24, 2016:

Property (1)	Date Acquired	Purchase Price (2)	Ownership
HPI—Edmond	01/20/2016	$4,400,000	100%
HPI—Oklahoma City III	01/27/2016	$3,000,000	100%
HPI—Oklahoma City IV	01/27/2016	$1,700,000	100%
Alpharetta Data Center III	02/02/2016	$15,750,000	100%
Flint Data Center	02/02/2016	$8,500,000	100%
HPI—Newcastle	02/03/2016	$1,750,000	100%
HPI—Oklahoma City V	02/11/2016	$15,000,000	100%
Vibra Rehabilitation Hospital	03/01/2016	$9,466,287	100%
HPI—Oklahoma City VI	03/07/2016	$5,050,000	100%

(1)	Each of the properties is leased to a single tenant.

(2)	The property acquisitions were funded using net proceeds from the Offering and the secured credit facility. With respect to each acquisition, the Company has not completed its fair value-based purchase price allocation; it is therefore impractical to provide pro-forma information.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2015

(in thousands)

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2015 (b)
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation (c)	Year Constructed		Date Acquired
Cy Fair Surgical Center	Houston, TX	$—	(a)	$762	$2,970	$105	$762	$3,075	$3,837	$141	1993		07/31/2014
Mercy Healthcare Facility	Cincinnati, OH	—	(a)	356	3,167	11	356	3,178	3,534	115	2001		10/29/2014
Winston-Salem, NC IMF	Winston-Salem, NC	—	(a)	684	4,903	—	684	4,903	5,587	152	2004		12/17/2014
New England Sinai Medical Center	Stoughton, MA	—	(a)	4,049	19,977	1,193	4,049	21,170	25,219	538	1967/1973	(d)	12/23/2014
Baylor Surgical Hospital at Fort Worth	Fort Worth, TX	—	(a)	8,297	35,615	—	8,297	35,615	43,912	973	2014		12/31/2014
Baylor Surgical Hospital Integrated Medical Facility	Fort Worth, TX	—	(a)	367	1,587	163	367	1,750	2,117	73	2014		12/31/2014
Winter Haven Healthcare Facility	Winter Haven, FL	—		—	2,805	—	—	2,805	2,805	75	2009		01/27/2015
Heartland Rehabilitation Hospital	Overland Park, KS	—	(a)	1,558	20,549	—	1,558	20,549	22,107	473	2014		02/17/2015
Indianapolis Data Center	Indianapolis, IN	—	(a)	524	6,422	—	524	6,422	6,946	116	2000	(e)	04/01/2015
Clarion IMF	Clarion, PA	—	(a)	462	5,377	—	462	5,377	5,839	98	2012		06/01/2015
Post Acute Webster Rehabilitation Hospital	Webster, TX	—	(a)	1,858	20,140	—	1,858	20,140	21,998	286	2015		06/05/2015
Eagan Data Center	Eagan, MN	—		768	5,037	—	768	5,037	5,805	84	1998	(f)	06/29/2015
Houston Surgical Hospital and LTACH	Houston, TX	—	(a)	8,329	36,297	—	8,329	36,297	44,626	550	1950	(g)	06/30/2015
KMO IMF - Cincinnati I	Cincinnati, OH	—	(a)	1,812	24,382	42	1,812	24,424	26,236	335	1959	(h)	07/22/2015
KMO IMF - Cincinnati II	Cincinnati, OH	—	(a)	446	10,239	4	446	10,243	10,689	125	2014		07/22/2015
KMO IMF - Florence	Florence, KY	—	(a)	650	9,919	—	650	9,919	10,569	120	2014		07/22/2015
KMO IMF - Augusta	Augusta, ME	—	(a)	556	14,401	—	556	14,401	14,957	187	2010		07/22/2015
KMO IMF - Oakland	Oakland, ME	—	(a)	229	5,416	—	229	5,416	5,645	76	2003		07/22/2015
Reading Surgical Hospital	Wyomissing, PA	—	(a)	1,504	20,193	—	1,504	20,193	21,697	250	2007		07/24/2015
Post Acute Warm Springs Specialty Hospital of Luling	Luling, TX	—	(a)	824	7,530	—	824	7,530	8,354	93	2002		07/30/2015
Minnetonka Data Center	Minnetonka, MN	—	(a)	2,085	15,099	—	2,085	15,099	17,184	198	1985		08/28/2015
Nebraska Healthcare Facility	Omaha, NE	—	(a)	1,259	9,796	—	1,259	9,796	11,055	54	2014		10/14/2015
Heritage Park - Sherman I	Sherman, TX	—	(a)	1,679	23,926	—	1,679	23,926	25,605	78	2005	(i)	11/20/2015
Heritage Park - Sherman II	Sherman, TX	—	(a)	214	3,209	—	214	3,209	3,423	11	2005		11/20/2015
Baylor Surgery Center at Fort Worth	Fort Worth, TX	—		3,120	9,312	—	3,120	9,312	12,432	10	1998	(j)	12/23/2015
HPI - Oklahoma City I	Oklahoma City, OK	—		4,626	30,509	—	4,626	30,509	35,135	34	1985	(k)	12/29/2015
HPI - Oklahoma City II	Oklahoma City, OK	—		991	8,366	—	991	8,366	9,357	9	1994	(l)	12/29/2015
Waco Data Center	Waco, TX	—		873	8,233	—	873	8,233	9,106	8	1956	(m)	12/30/2015

		$—		$48,882	$365,376	$1,518	$48,882	$366,894	$415,776	$5,262

(a)	Property collateralized under the secured credit facility. As of December 31, 2015, 22 commercial properties were collateralized under the secured credit facility and the Company had $90,000,000 outstanding thereunder.
(b)	The aggregated cost for federal income tax purposes is approximately $419,919,000.
(c)	The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings and improvements are depreciated over 15-40 years.
(d)	The New England Sinai Medical Center consists of two buildings and was renovated beginning in 1997.
(e)	The Indianapolis Data Center was renovated in 2014.
(f)	The Eagan Data Center was renovated in 2015.
(g)	The Houston Surgical Hospital and LTACH was renovated in 2005 and 2008.

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(h)	The KMO IMF - Cincinnati I was renovated in 1970 and 2013.
(i)	The Heritage Park - Sherman I was renovated in 2010.
(j)	The Baylor Surgery Center at Fort Worth was renovated in 2007 and 2015.
(k)	The HPI - Oklahoma City I was renovated in 1998 and 2003.
(l)	The HPI - Oklahoma City II was renovated in 1999.
(m)	The Waco Data Center was renovated in 2009.

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CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(CONTINUED)

December 31, 2015

(in thousands)

	2015	2014
Real Estate
Balance at beginning of year	$82,748	$—
Additions:
Acquisitions	331,524	82,734
Improvements	1,504	14

Balance at end of year	$415,776	$82,748

Accumulated Depreciation
Balance at beginning of year	$(133)	$—
Depreciation	(5,129)	(133)

Balance at end of year	$(5,262)	$(133)

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